Exhibit 12.1

Range Resources Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock
(in thousands except ratios)

	6 months
	2007	2006	2005	2004	2003	2002

EARNINGS:
Income before provision for incomes taxes	$112,733	$315,701	$175,985	$68,310	$37,431	$9,474
Subtract: Income from equity method investments	(796)	(548)	$—	$—
Add: Fixed charges	37,022	57,466	38,312	31,160	23,277	22,980

Total earnings	$148,959	$372,619	$214,297	$99,470	$60,708	$32,454

FIXED CHARGES:
Interest expense (1)	$36,421	$55,849	$37,619	$22,437	$21,507	$22,451
Interest portion of rental expense	601	1,617	693	528	495	529
Preferred dividends (2)	—	—	—	8,195	1,275	—

Total fixed charges	$37,022	$57,466	$38,312	$31,160	$23,277	$22,980

Ratio of earnings to fixed charges & preferred stock dividends	4.0	6.5	5.6	3.2	2.6	1.4

(1) Amortization of debt issuance costs is included in interest expense.

(2) Calculated as the $ amount of the dividend divided by (1 minus the effective income tax rate).

Amount of preferred dividend	0	0	—	5,163	803	—
Effective income tax rate (per tax footnote)	0.37	0.37	0.37	0.37	0.37	—